Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

January 9, 2025

YOUR VOTE IS IMPORTANT! Protect the Value of Your Investment by Voting FOR the Ready Capital Merger Today!

Dear UDF IV Shareholder,

You have the opportunity to decide the future of your investment in United Development Funding IV (“UDF IV” or the “Trust”). On December 2, 2024, UDF IV announced that it had entered into a definitive agreement to be acquired by Ready Capital. We believe that the merger will provide significant value for UDF IV shareholders through pre-closing cash distributions from UDF IV’s balance sheet; NYSE-traded shares in Ready Capital, a scaled, diversified industry leader; and potential future additional payments pursuant to contingent value rights. The merger is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions.

Visit UDFIVReadyCapMerger.com to read the joint press release from UDF IV and Ready Capital regarding the merger as well as the proxy statement/prospectus related to the merger.

On March 4, 2025, UDF IV will hold a Special Meeting of Shareholders (the “Special Meeting”) to vote on the merger. The merger was unanimously approved by the Board of Trustees of UDF IV, acting upon the unanimous recommendation of the special committee of UDF IV’s independent trustees. The UDF IV Board of Trustees recommends that UDF IV shareholders vote “FOR” the merger. YOUR VOTE IS CRITICAL to complete the merger and ensure that UDF IV shareholders receive the compelling value we believe it will provide.

Significant Value for UDF IV Shareholders

Based on Ready Capital’s closing share price on November 29, 2024, UDF IV shareholders may receive up to $5.89 per share in value as a result of the merger with Ready Capital.

In connection with the merger, in exchange for each share of UDF IV that you hold immediately prior to the effective time of the merger, you will receive:

•	Pre-closing cash distributions. Up to $2.44 per UDF IV share, paid from the Trust's cash balance, totaling up to $75 million in the aggregate. These per share and aggregate distribution amounts include the distribution of $0.065 per share, or approximately $2 million in the aggregate, declared by the Trust in December 2024. Notably, UDF IV had approximately $90 million in cash as of January 8, 2025.

•	Shares of Ready Capital common stock. 0.416 shares of Ready Capital common stock to be issued by Ready Capital at the time the merger closes. These Ready Capital shares have an implied value of $94 million in the aggregate, or $3.07 per UDF IV share, based on Ready Capital’s closing share price on November 29, 2024. The implied value of this stock consideration will fluctuate based on any changes in the market price of Ready Capital common stock prior to the closing of the merger. Based on Ready Capital’s closing share price on January 3, 2025 and the number of UDF IV shares outstanding on that date, this stock consideration has an implied value of $89 million in the aggregate, or $2.89 per UDF IV share.

•	Contingent Value Rights (CVRs). 0.416 CVRs to be issued by Ready Capital at the time the merger closes, which may generate payments totaling up to $12 million in the aggregate, or up to $0.38 per UDF IV share. These payments will be made in the form of additional shares of Ready Capital common stock and may be made over a period of several years.

Vote TODAY on the enclosed proxy card “FOR” the merger with Ready Capital to ensure that you can receive the compelling value we believe the merger will provide!

Anticipated Benefits to UDF IV Shareholders from the Merger

We believe the Ready Capital merger will provide UDF IV shareholders with immediate value and potential long-term upside:

•	Meaningful Upfront Cash Distribution. The merger facilitates significant cash distributions to UDF IV shareholders, estimated to be up to $2.44 per share between December 2, 2024 and closing. This amount includes the distribution of $0.065 per share declared by the Trust in December 2024.

•	Provides NYSE-Traded Shares of Stock and Upside Potential. As owners of Ready Capital shares, UDF IV shareholders would own a NYSE-listed stock with a 10-day average daily trading volume of 2.0 million shares and a current dividend yield of 14.6% as of January 7, 2025.

•	Future CVR Potential. Provides opportunity for UDF IV shareholders to receive contingent payments of Ready Capital shares and aligns incentives to generate further value from selected assets in the UDF IV portfolio.

•	Enhanced Platform, Greater Diversification and Added Expertise. Enables UDF IV shareholders to benefit, through ownership of Ready Capital shares, from an efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital’s external manager, Waterfall.

YOUR VOTE IS IMPORTANT!

Vote To Protect The Value Of Your UDF IV Shares Today!

The Special Meeting is fast approaching, and it is extremely important that you vote as soon as possible, no matter how many shares you own, so that the parties will remain on track to complete the merger in the first half of 2025. Abstaining from voting has the same effect as voting against the merger.

We thank you for your continued support.

Sincerely,

United Development Funding IV’s Board of Trustees

If you have any questions or require any assistance with respect to voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated

Shareholders may call:

1 (877) 750-9496

(toll-free from the U.S. and Canada)

+1 (412) 232 3651

(from other countries)

Additional Information About the Merger

The merger is subject to the approval of UDF IV shareholders and other customary closing conditions. Ready Capital filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.

Forward-Looking Statements

This letter contains statements that constitute forward-looking statements relating to, among other things, the timing of the closing of the Ready Capital merger, the benefits of the proposed merger and the consideration payable in connection therewith, the estimated amount of distributions to be paid to UDF IV’s shareholders prior to closing and the estimated contingent consideration expected to be paid to UDF IV shareholders pursuant to the contingent value rights. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this letter, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks that will affect the amount of the pre-closing distributions to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the merger; the effect of the announcement of the merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating an existing lending platform into Ready Capital’s operations. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.